SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.--)*

Hemptown Clothing Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

424691-10-3

(CUSIP Number)

Michael T. Shannon, Esq.

Devlin Jensen

Barristers & Solicitors

Suite 2550, 555 W. Hastings Street

Vancouver, British Columbia

Canada, V6B 4N5

(604) 684-2550

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 31, 2004 year end

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 424691-10-3	13G	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Edmunds
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	SOLE VOTING POWER 704,165 (1)
	(6)	SHARED VOTING POWER -0-
	(7)	SOLE DISPOSITIVE POWER 704,165 (1)
	(8)	SHARED DISPOSITIVE POWER -0-

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 704,165
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
(12)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Robert Edmunds has sole voting and dispositive power of 500,000 shares which he directly owns and 204,165 shares underlying stock options which have vested and are exercisable within 60 days held directly by Robert Edmunds.

CUSIP NO.: 424691-10-3	13G	Page 3 of 5 Pages

Item 1(a)

Name of Issuer:

Hemptown Clothing Inc.

Item 1(b)

Address of Issuer’s Principal Executive Offices:

1307 Venables Street

Vancouver, B.C.

Canada, V5L 2G1

Item 2(a)

Name of Reporting Persons Filing:

Robert Edmunds

Item 2(b)

Address of Principal Business Office or, if none, Residence:

1307 Venables Street

Vancouver, B.C.

Canada, V5L 2G1

Item 2(c)

Citizenship:

Robert Edmunds is a Canadian citizen

Item 2(d)

Title of Class of Securities:

Common Stock, without par value

Item 2(e)

CUSIP Number:

424691-10-3

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

[   ]

Broker or dealer registered under Section 15 of the Act.

(b)

[   ]

Bank as defined in Section 3(a)(6) of the Act.

(c)

[   ]

Insurance company as defined in Section 3(a)(19) of the Act.

(d)

[   ]

Investment company registered under Section 8 of the Investment Company Act.

CUSIP NO.: 424691-10-3	13G	Page 4 of 5 Pages

(e)

[   ]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)

[   ]

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)

[   ]

A parent holding company, in accordance with Rule 13d-1(b)(ii)(G).

(h)

[   ]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)

[   ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)

[   ]

Group, in accordance with Rule 13d-1(c), check this box.

Item 4

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)

Amount beneficially owned:

Robert Edmunds beneficially owns 704,165 common shares (Mr. Edmunds directly owns 500,000 common shares and 204,165 shares underlying stock options which have vested and are exercisable within 60 days).

(b)

Percent of Class:

5.31%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

Robert Edmunds has sole power to vote or to direct the vote of 704,165 shares.

(ii)

Shared power to vote or to direct the vote

-0-

CUSIP NO.: 424691-10-3	13G	Page 5 of 5 Pages

(iii)

Sole power to dispose or to direct the disposition of

Robert Edmunds has sole power to dispose or to direct the disposition of 704,165 shares.

(iv)

Shared power to dispose or to direct the disposition of

-0-

Item 5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6

Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8

Identification and Classification of Members of the Group

Not Applicable

Item 9

Notice of Dissolution of Group

Not Applicable

Item 10

Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

/s/ Robert Edmunds

Robert Edmunds